SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Announces US$1.0 Billion Share Repurchase Program

São Paulo, June 4, 2026 – Announced today that its board of directors has approved a share repurchase program under which Nu, or any of its affiliates, as determined by management, may repurchase up to US$1,000,000,000.00 of its outstanding Class A ordinary shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a 12-month period beginning on June 4, 2026 and ending on June 3, 2027 (the “Repurchase Period”), unless earlier terminated, suspended or completed.

Under the share repurchase program, repurchases may be made from time-to-time in the open market, in derivative transactions and pursuant to negotiated purchases in compliance with Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities.

Nu’s board of directors will review the repurchase program periodically during the Repurchase Period and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program, including authorizing any extension of the Repurchase Period beyond June 3, 2027. The repurchase program does not obligate Nu to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

Nu expects to utilize its cash balances derived from retained and future earnings to fund repurchases made under the repurchase program. Nu anticipates that shares acquired through this program will be retained in treasury or subsequently canceled, pursuant to governing legal requirements.

Investor Relations

Guilherme Souto

investors@nubank.com.br

Media Relations
Simone Iwasso

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  June 4, 2026